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WGC Vodcast “The Changing Economic & Financial Landscape and Gold” Transcript and Power Point Presentation posted on www.spdrgoldshares.com
WGC Vodcast Transcript
The Changing Economic & Financial Landscape and Gold
Voiceover: Welcome to the World Gold Council’s latest vodcast, part of a series of educational presentations on the gold market. In our latest vodcast, we look at gold’s price performance throughout the credit crisis and consider what impact the US recession might have on the gold market. We also highlight some of the aftershocks that are likely to follow the financial crisis, and again ask what they might mean for gold.
Let’s begin by reviewing gold’s price performance since the credit crisis began in the summer of 2007. The progressive deterioration in financial sector balance sheets from mid 2007 onwards, prompted a steady increase in investor demand for gold and a corresponding sharp increase in the gold price. Gold’s appeal during such times arises amongst other things, from its inherit lack of count-party risk. By March 17th, 2008 when the financial crisis claimed its first major victim, in the shape of Bear Sterns Investment Bank, the gold price had reached a new all-time record of $1,011 dollars an ounce, a rise of over 50% in just nine months. This took the gold price through its previous long-standing record of $850 an ounce set back in January 1980.
In the two months that followed, the gold price gave back some of those gains. By May of 2008, gold was trading back around the $850 an ounce level. However, when the next major financial shock came, which was arguably news that mortgage giants Fannie Mae and Freddy Mac would require a federal bailout, the gold price rallied again, although this time it stopped just short of the $1,000 an ounce mark. However, in Q3 and Q4, when the financial crisis really started to become systemic, gold traded in a lower range, mainly between $700 and $900 an ounce. The fact that gold traded in the lower range in the second half of the year compared with the first confused some investors — after all, the second half of the year was characterized by record inflows into gold exchange traded funds and a remarkable increase in retail investment in gold.
Net inflows into all of the gold ETFs that we monitor rose by 240 tons in H2 to 1,190 tons worth 33 billion U.S. dollars. While retail investment in bars and coins rose by a staggering 400% in Q4, following a 120% increase in Q3. The strength of retail demand was such that widespread shortages of coins and small bars emerged around the world. The US mint, unable to purchase enough blanks, was temporarily forced to suspend styles of American Eagle coins. The apparent dichotomy between record ETF and retail demand and the lower gold price during H2, is explained by the behavior of investors elsewhere in the gold market. GFMS, an independent economic consultancy, who compile gold demand and supply statistics, tried to capture this element of investment in their statistics under a category called “inferred investment.” A word of warning however, as this is the residual of all the other elements of demand and supply, it can also include any errors and any changes in stocks. GFMS estimate that during Q3 inferred investment declined by 350 tons, and in Q4 recorded only a five ton increase. The significant outflow during Q3 reflected several key factors: the rise in the US dollar and the unwinding of long-gold short-dollar positions, the decline in commodity indices and the liquidation of commodity index-tracking vehicles and the effect of hedge fund selling, as they were forced to raise cash in the face of margin calls and massive redemptions. Gold provided access to much needed funds during that period.
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While these liquidations continued into the early part of Q4, they abated during November. In fact, the second half of Q4 was characterized by the return of net-buying from this side of the market.
The distress selling of gold that took place in Q3 and early Q4 capped last year’s rise in the gold price to 6% — lower than the return’s taxical investors in gold have become accustomed to over the past few years. Indeed between 2002 and 2007, the average annual return on gold has been an impressive 20%. But gold’s performance last year must be viewed in the context of what was happening elsewhere in financial markets. This slide shows the performance of gold, vis-à-vis US and German Government Bonds, the S&P 500, international equities, a general commodity basket and oil prices. Government bonds in gold were the only assets to rise in price last year. While the gold price increased by 6%, domestic and international equities both fell by 40%, as did the Goldman Sach’s Commodity Basket. Oil prices fell by almost 60%.
It is worth dwelling on this point for a moment. Although many investors think of gold in terms of a commodity, it is important to highlight that gold moves independently from most other commodities. Indeed, of the sixteen commodities that we regularly monitor, gold was the only one to increase in price last year.
Nowhere was the difference more pronounced than with oil. Oil prices fell from $94 a barrel last year to forty-one, while the gold price rose from $834 to $882. Last year serves as a poignant reminder that there is no stable relationship between changes in the price of gold and changes in the price of oil, contrary to popular belief. Indeed over the past twenty years, gold and oil have moved in the same direction in eleven years, but in a different direction in nine. But gold doesn’t just have a role to play during times of financial duress. It makes sense to have an allocation to gold regardless of the health of the financial sector or the broader economy. This is because changes in the price of gold do not correlate either positively or negatively with changes in the price of other financial assets, thus making gold an effective portfolio diversifier.
This is clear from the matrix in slide eleven, which shows the correlation of gold and a range of assets over the past five years. The numbers in red indicate that the correlation coefficient between the two assets is not statistically significant. As you can see, this is in case the fact for gold and most of the bond and equity series shown. Hence, if you hold any of these assets in your portfolio, adding an allocation to gold will help to diversify you.
The yellow metal’s lack of correlation with other financial assets is underpinned by the unique drivers of gold demand and supply. These pie charts show average demand and supply in the gold market over the past five years. On the demand side, the single largest element by a wide margin is jewelry, having accounted for 68% of total demand between 2002 and 2007. Investment has accounted for a further 19%, and the balances come from the industrial sector. On the supply side, it won’t come as a surprise to hear that the largest source of supply is mining. This has accounted for 60% of the total supply of gold over the past five years net of producer de-hedging. A further 25% of supply has come from recycled gold and the balances come from the official sector.
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These three sources of demand and three sources of supply are in turn affected by a whole host of factors. Some, though by no means all, are listed on Slide 13. For instance, jewelry demand is affected by everything from fashion trends, to marketing, to changing income levels in our key jewelry buying markets, to religious festivals and the wedding season in India, a major gold-buying country. It’s worth pausing and considering just how important the emerging market and Middle East countries are to jewelry demands. Together, India, China, Saudi Arabia, Turkey and Russia make up 55% of total jewelry demand. These countries have enjoyed strong economic growth for several years, which has boosted household’s disposable incomes and discretionary spending. This has helped to put a higher floor underneath the gold price from the jewelry sector. Because some emerging market countries have not suffered as much from the financial crisis as the likes of the United States and Europe, they’re helping to offset the sharp decline in gold jewelry demands seen in the Western Worlds. In 2008, US and UK demand for gold jewelry fell by 31% and 28% respectively for example, whereas demand from China and Russia rose by 8% and 12%, helping to limit the overall decline in worldwide demand for jewelry to 11%. Similarly, supply is affected by a whole host of factors including exploration spending, the success or otherwise in discovering new gold deposits, the cost of extracting gold, industry lead times and the location of the deposit. The investment element of demand is of course impacted by some of the same factors that drive other asset prices such as inflation and currency movements. But these are nowhere near the whole story. Moreover, different factors will become more or less important at different times. Back in the late 1990’s for example, two big drivers of the gold price were producer hedging, and fears about central bank sales. Over the past five years, rising income levels in key jewelry-buying markets and the sharp increase in mining costs have been the key influences driving up the price. At the moment, it is the financial crisis. The bottom line is that the gold price is driven by a very diverse range of factors, many of which are unrelated to financial market developments and something which firmly underpins gold’s role as a diversifying asset. A further consequence of this is that, as well as not correlating with other financial assets, changes in the gold price do not correlate with changes in the economic cycle.
Slide fourteen shows quarterly US GDP growth versus the average quarterly gold price. There is no clear pattern between the two. This is also supported by rigorous statistical analysis. If you look at the correlation coefficient between changes in the gold price and changes in US GDP or if you regress the two against each other, neither technique will show you a statistically significant relationship. At times the gold price has fallen as the economy has slowed, but at other times the reverse has been true.
All of this has important implications for today’s economic environment. Recessions have clear negative implications for some commodities like oil, but they do not have negative implications for gold. This assertion is backed up by historical experience. There have been five official US recessions once the gold price was fully freed in 1971 and as you can see from this slide, there has been no uniform response in the gold price. It rallied strongly in one, fell slightly in two, and increased moderately in two.
Looking beyond the recession, there are likely to be several after-shocks to the crisis. I want to highlight four that I believe will be important to the gold market. First, renewed vigor in the search for alterative assets that can provide investors with effective
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diversification. If the financial crisis has taught us anything it is that we are not good at forecasting. Most of us did not see this financial shock coming, at least not in the scale that it turned out to be, and most of us probably won’t see the next shock coming either. As investors the best we can do is to structure our portfolios in such a manner, that when negative economic shocks do occur, the assets that we have in our portfolio don’t all move in the same direction. Gold’s performance throughout the credit crisis has put it firmly in the spotlight of assets that can achieve this. And there is certainly ample scope for growth. Our best estimate is that the global pension fund, private wealth, mutual fund, insurance, hedge fund, and sovereign wealth fund community held less than 1% of their total assets in gold in 2007. Though that percentage is likely to have increased today, due to the sharp fallen equity valuations, in general, worldwide allocations to gold from the broad investment community remain very low, meaning there exists significant scope for growth.
Second, the crisis will undoubtedly result in a tightening in regulatory and reporting standards. It may also see investors shift from more opaque assets like fund of funds, where the underlying assets are not clear, to more transparent assets. Residual concerns about counterparty risk are likely to linger for some time. Assets like gold stand to benefit — gold is a simple asset to understand, it has intrinsic value beyond that of an investment product and it carries no counterparty risk.
Third, inflation. The final quarter of last year ushered in a new era in monetary policy; the move to zero interest rates and the introduction of quantitative easing measures. This comes on the back of the billions and billions of dollars, sterling, Euro and Yen that have already been pumped into the financial system and ahead of the massive fiscal expansions that are still to come. There are two main schools of thoughts on this: One, we are on a liquidity track, fiscal stimulus will not work either and we are going to move from disinflation into deflation. Or two, all of these measures are going to come together and create a perfect storm for the reemergence of inflation later down the line, which may or may not be accompanied by our return to economic growth. Investors in the latter school might want to consider adding gold to their portfolio. Most traditional assets such as equities and bonds are a pure hedge against inflation. By contrast, gold often performs at its best during periods of high inflation.
Since the gold price was fully freed in 1971, there have been nine years when the US CPI has averaged over 5%. Domestic and international equities each fell in five years, rose in four and posted an average decline of 0.5% over the nine years. Longer dated treasuries did not fair much better, they also fell in five and rose in four, although managed to post an increase averaging 1.5%. Commodities rose by 8.7% on average, but gold was the star performer, rising in seven out of the nine years and posting an average return of 31%.
The final after shock I want to highlight, is the emergence of a much larger government sector. The Congressional Budget Office estimates that the US budget deficit will top a trillion dollars next year. However that estimate did not take account of the new fiscal stimulus plan, so in reality the US budget deficit is likely to be much much higher. To date, foreign investors have been happy to finance the US budget deficit, but there is a distinct risk that they will not be prepared to do so in the future, which could see a sharp depreciation in the dollar. Although not all investors are of this view, those that are, again,
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may wish to consider adding gold to their portfolio, as it has a long history as a dollar hedge.
Slide 21 shows the close relationship exhibited between the gold price and the trade-weighted dollar over the past year.
To summarize, gold’s performance relative to other assets during the financial crisis, highlights the role it can play as a safe-haven asset during times of financial distress. But gold’s role in a portfolio goes beyond that. Its lack of correlation with other financial assets makes it an effective portfolio diversifier, regardless of the stage of the economic cycle. It has also proved to be an effective hedge against dollar depreciation and inflation, two additional burgeoning concerns among the investment community. For more information, please visit www.spdrgoldshares.com.
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Vodcast: The Changing Economic and Financial Landscape and Gold Natalie Dempster Head of Investment, Americas World Gold Council

Disclaimer The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice.

Presentation outline Gold and the 2007/2008 financial crisis Gold relative to other assets What does the US recession imply for the gold price? The "after shocks" and gold

Gold and the 2007/2008 financial crisis Gold Price (US$) since credit crisis began 600 650 700 750 800 850 900 950 1000 1050 2-Jul-07 2-Sep-07 2-Nov-07 2-Jan-08 2-Mar-08 2-May-08 2-Jul-08 2-Sep-08 2-Nov-08 Source: Global Insight, WGC Bear Stearns Fannie and Freddie Six major central banks make emergency interest rate cuts $/oz Lehman fails WaMu fails

Demand for gold ETFs reaches record levels

Retail Investment in Q4 0 5 10 15 20 25 30 35 40 45 50 China Net retail investment by country, Q4 2008 (tonnes) Source: GFMS India Hong Kong Taiwan Japan Indonesia Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey USA France Germany Switzerland Other Europe

Eighth consecutive annual increase in the gold price

Price performance in relative terms in 2008

Gold moves independently from other commodities

Including oil.....

Gold does not just have a role to play during times of crisis

Unique price drivers underpin diversification role The structure of the gold market

Factors affecting demand and supply Religious festivals Indian Wedding Season Monsoon Exploration spending Mine construction New gold discoveries Strategic decisions on gold reserves Jewelry marketing Financial and economic crisis Dollar Extraction costs, e.g. Tractors, Rubber Volatility Electronics demand Political risks Mining lead times Desirability Fashion Trends Tourism in the Middle East Chinese NY Inflation Producer hedging/de- hedging

There is no correlation between US GDP growth and the gold price Quarterly GDP growth and Gold Price (US$/oz) 0.0 100.0 200.0 300.0 400.0 500.0 600.0 700.0 800.0 900.0 1000.0 1973q1 1978q1 1983q1 1988q1 1993q1 1998q1 2003q1 2008q1 -4.0 -2.0 0.0 2.0 4.0 6.0 8.0 10.0 Gold (LHS) End-of-period GDP % yoy (RHS) (% yoy) ($/oz) Source: Bloomberg, BEA

Gold price performance during recessionary periods

After shock (1): Diversification

The after shocks: (2) From opaque to transparent Tighter regulations Tighter reporting Investable assets might change Complex derivative products, exotic structured products no longer in vogue Or fund of funds, where the underlying investments are not clear. Residual concerns about counterparty risk likely to linger Gold is simple to understand, it has intrinsic value beyond that of an investment product and it has no counterparty risk.

The after shocks (3): The re-emergence of inflation Fed Funds Target Rate of "0 to 1/4%" Massive injections of liquidity into the banking system Quantitative easing measures A large fiscal stimulus package = Future Inflation (?)

Gold performs well in a high inflation environment

The after shocks (4): The trillion dollar deficit

Gold as a dollar hedge Gold (US$) and Trade-weighted Dollar (Index, Inverted Scale) 700 750 800 850 900 950 1000 1050 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 77 79 81 83 85 87 89 91 93 95 Gold (US$) LHS TWI (RHS) Source: Bloomberg US$/oz Inde

Summary Gold's performance during the financial crisis highlights the role it can play as a safe-haven asset But gold does not just have a role to play during times of financial duress Gold is an effective portfolio diversifier regardless of the stage of the economic cycle Gold can help to protect the value of a portfolio against dollar depreciation and inflation

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